Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Net loss	$(18,765)	$(22,898)	$(30,288)	$(43,907)	$(24,339)
Fixed charges	828	805	934	1,636	3,456

Total Earnings	$(17,937)	$(22,093)	$(29,354)	$(42,271)	$(20,883)

Fixed Charges:
Interest expense	$46	$6	$36	$789	$2,625
Portion of rent expense representative of interest	782	799	898	847	831

Total Fixed Charges	$828	$805	$934	$1,636	$3,456

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $18,765, $22,898, $30,288, $43,907, and $24,339 for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.